EXHIBIT 4



                                   SADIA S.A.
                      CNPJ/MF N.(DEGREE) 20.730.099/0001-94

                              PUBLICLY HELD COMPANY

ABSTRACT OF THE MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON AUGUST 30, 2002.


1- DATE, TIME AND SITE: Thirtieth of August of the year two thousand and two, at 12:00 (twelve) o'clock, at the Head Offices located at Rua Senador Attilio Fontana n.(degree)86, in the city of Concordia-SC.

2- "QUORUM": Shareholders representing over two thirds of the Voting Stock were present, as per signatures in the Book "Presence of Shareholders" n.(degree)01, sheet 39v.

3- CONDUCTION OF THE MEETING: Chairman: Luiz Fernando Furlan; Secretary: Romano Ancelmo Fontana Filho. NOTE: The meeting being opened, the Chairman informed that Mr. Giovanni Filiberto Lipari, representing the company ERNST & YOUNG AUDITORES INDEPENDENTES S/C., and Mr. Jose Fernando Monteiro Alves, effective member of the Company's Fiscal Council were present at the meeting, remaining at the disposal of the Table and the plenary.

4- NOTICES AND OTHER PUBLICATIONS: Notices for the Shareholders' Meeting were published in the Official Gazette of the State of Santa Catarina and in the newspapers Gazeta Mercantil and Noticia (Joinville), on August 14, 15 and 16, 2002, which read as follows: SADIA S.A. - CNPJ (National Register of Legal Entities of Ministry of Finance) No. 20.730.099/0001-94 - PUBLICLY HELD COMPANY
- EXTRAORDINARY SHAREHOLDERS' MEETING - NOTICE - The shareholders of the Company are summoned to attend the Extraordinary Shareholders' Meeting, to be held on August 30, 2002, at 12:00 (twelve) o'clock, at the Head Offices, located at Rua Senador Attilio Fontana n(degree) 86, in the city of Concordia-SC, to discuss and deliberate on the following Order of the Day: a) Examination of the Board of Directors' Proposal relevant to the merger of the company Granja Rezende S. A.;
b) Referendum to the decision of the Board that appointed a specialized company to work out an appraisal report on the net worth of the company to be merged; c) Examination of the appraisal report with the consequent decision on the merger.
Notes: In fulfillment to the provisions under Articles 2 and 4 of CVM Instruction n(degree) 319, dated December 03, 1999, we hereby inform, respectively, that: 1) the merger conditions were disclosed in the Relevant Fact ad published on July 24, 2002; and 2) the appraisal report on the net worth of Granja Rezende S. A. is available for consultation by the shareholders at the Head Offices, in the city of Concordia-SC. The aforesaid conditions and appraisal report are also available for consultation by the shareholders on the site: www.sadia.com.br informed investors. Concordia-SC, August 13, 2002. Signed) LUIZ FERNANDO FURLAN - Chairman of the Board.

5- DELIBERATIONS: a) As the first item of the Order of the Day, the following PROPOSAL OF THE BOARD was submitted to the plenary - DEAR SHAREHOLDERS:
Considering that the studies relevant to the merger of the controlled company GRANJA REZENDE S.A.


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were approved by the Company at the Board Meeting held on September 23, 2002, with the Merger Protocol and its execution having also been approved on the same date, the Board, in accordance with the provisions set forth under letter "c" of subparagraph VIII of Article 13 of the Bylaws, proposes that such a merger be carried out, according to the Protocol signed, the full tenor of which is transcribed as follows: PROTOCOL AND MERGER JUSTIFICATION: SADIA S. A., with Head Offices at Rua Senador Attilio Fontana n(degree) 86, Centro, in the city of Concordia-SC, enrolled in the CNPJ/MF (National Register of Legal Entities/Ministry of Finance) under No. 20.730.099/0001-94, as APPLICANT MERGING COMPANY, hereinafter solely referred to as MERGING COMPANY, in this act represented by its Director-President, Mr. WALTER FONTANA FILHO, Brazilian, married, economist, bearer of Identity Card R.G. No. 4.250.008-SSP/SP and enrolled in the CPF (Individual Taxpayers' Register of Ministry of Finance) No. 947.648.408-04, resident and domiciled in the City of Sao Paulo-SP, and GRANJA REZENDE S. A., with Head Offices at Avenida Coronel Jose Teofilo Carneiro n(degree) 1001, Bairro Sao Jose, in the city of Uberlandia-MG, enrolled in the CNPJ/MF (National Register of Legal Entities/Ministry of Finance) under No. 25.767.634/0001-14, as INTENDED MERGED COMPANY, in this act represented by its Business and Finance Director and Investor Relations Officer, Mr. Luiz Gonzaga Murat Junior, Brazilian, married, business administrator, bearer of Identity Card R.G. No. 4.405.028-SSP/SP and enrolled in the CPF (Individual Taxpayers' Register of Ministry of Finance No. 873.928.018-72, resident and domiciled in the city of Sao Paulo-SP, WHEREAS: a - the MERGING COMPANY is the controlling shareholder of the MERGED COMPANY, with interest higher than 99.99% (ninety-nine point ninety-nine) per cent of the shares of its capital stock; b) - the MERGING COMPANY keeps with the MERGED COMPANY an uniformity of administrative and operational standards; c) - the studies conducted in this respect were conclusive as to the convenience of the merger, showing, as a final result of such an operation, significant economies of scale, either by immediate cost reduction through standardization and rationalization of the administrative and operational activities, or by resulting reflections of financial and fiscal nature; d) - It is, therefore, convenient to the best interests of both corporations, to merge, THEY RESOLVE, by mutual consent, and in accordance with the provisions under Article 224 of Law No. 6,404/76, to enter into the present PROTOCOL, which is drawn up under the following terms that shall govern the merger: 1) - Upon the formal merger, which is expected to be effected on 30th August 2002, the MERGING COMPANY is assuming - as assumed has - the condition of holder of over 99.99% (ninety-nine point ninety-nine) percent of the shares of the MERGED COMPANY capital stock. As already agreed upon with all other shareholders, they shall cede and convey to the MERGING COMPANY, upon the merger, the total of their interest, in an amount inferior to 0.01% (zero point zero one) per cent, so that the MERGING COMPANY can be then constituted as the holder of 100% (one hundred) per cent of the MERGED COMPANY capital stock. This amount of shares under the MERGING COMPANY ownership shall be canceled. Under these conditions, the merger shall come into effect by integrating the MERGED COMPANY equity to that of the MERGING COMPANY. Thus, the merger shall take place WITHOUT CAPITAL INCREASE ON THE PART OF THE MERGING COMPANY, appraisal of share replacement list being, therefore, dispensed with, as no replacement of shares in the MERGED COMPANY equity for shares of the MERGING COMPANY equity will occur; 2) - MERGED COMPANY net worth shall be appraised by three (03) appraisers or by a specialized company, by adopting, as an appraisal criterion, the utilization of prices at booking value. The appraisal shall be carried out based on a Special Balance Sheet to be wrought out on


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July 31, 2002. The MERGED COMPANY equity variance as from August 01, 2002 up to the date of the merger (August 30, 2002) shall be taken over - and as such - booked by MERGING COMPANY; 3) - As all activities encompassed by the Corporate Purpose of the MERGED COMPANY are equally performed by the MERGING COMPANY, no change on account of the merger shall occur in this respect, as far as the Corporate Purpose of the latter is concerned; 4) - Upon the extinction of the MERGED COMPANY, all its premises (Head Offices and Branches) shall also be dissolved upon the merger, being up to the MERGING COMPANY to undertake the opening of new branches wherever it deems necessary, in the sites of the discontinued premises. Concordia-SC, July 23, 2002. Signed) by Sadia S. A. -Walter Fontana Filho - Director-President; by Granja Rezende S. A. - Luiz Gonzaga Murat Junior - Business and Finance Director and Investor Relations Officer; Witnesses: Cesar Haddad - Identity Card R.G. No. 2.513.141-SSP/SP and Gisele Sanches Mascaroz Levy - Identity Card R.G. No. 13.504.802-SSP/SP. This being what the Board had to propose, it expects that the whole content is approved by the shareholders. The presentation being over, the proposal was deliberated on and voted, being unanimously approved; b) Resuming speaking, the Chairman said that, having the merger proposal been approved and, consequently, the Merger Protocol, the meeting could proceed to have the operation carried out. To that effect, the Chairman reminded that, at the meeting held on July 23, 2002, the Board of Directors, with the aim of expediting the necessary procedures for the merger of GRANJA REZENDE S. A. in such a way that the appraisal report on the net worth of the Merged Company could be on hand at the Extraordinary Shareholders' Meeting to be held - and which is now being held - appointed, "ad referendum" of the Meeting, the company ERNST & YOUNG AUDITORES INDEPENDENTES S/C, enrolled in the CNPJ/MF (National Register of Legal Entities/Ministry of Finance) under No. 61.366.936/0001-25 and in the CRC/SP (Regional Accounting Council/Sao Paulo) under No. 2SPO15.199/O-6, with Head Offices at Avenida Pres. Juscelino Kubitschek n(degree) 1830, Torre I, 5(degree) e 6(degree) andares, in the city of Sao Paulo-SP, under the technical responsibility of its Director, Mr. Sergio Ricardo Romani, Brazilian, married, accountant, bearer of Identity Card R.G. No. 08.847.049-7 IFP/RJ and enrolled in the CPF (Individual Taxpayers' Register of Ministry of Finance) No. 728.647.617-34, enrolled in the CRC/RJ (Regional Accounting Council/Rio de Janeiro) under No. 1RJ072321/S-O "S" SC, with offices at the aforementioned address, to prepare the necessary appraisal report. Proceeding with the meeting, the Chairman said that it was up to the Meeting to deliberate on the appointment. The matter being thus submitted to examination, the shareholders unanimously countersigned the decision of the Board, and appointment of the aforementioned appraiser company was thus homologated; c) Proceeding with the meeting, the Chairman informed that the aforementioned appraisal report was on the Table and that the responsible technical expert from the appraiser company was also present to the meeting to provide any further information that might be required. Following this and after copies of the appraisal report had been distributed for examination by those present, the debates and voting took place; the appraisal report on the net worth of Granja Rezende S. A. was unanimously approved, in the amount of R$ 408,277,427.82 (four hundred and eight million, two hundred seventy-seven thousand, four hundred twenty-seven Reais and eighty-two cents), based on the booking values on July 31, 2002. After that, the sheets constituent parts of the appraisal report were initialed one by one by the members of the Table which is then to be filed at the Company's head offices, as the Merging Company. Under these conditions, and as set forth under
Article 130, paragraph 1, indent "a" of Law No. 6,404/76, the transcription in the present minutes of the full tenor of the appraisal report was dispensed with; however, a counterpart shall be attached to such minutes by


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the time of filing with the Board of Trade. Proceeding with the meeting, the
Chairman informed that the contract of assignment and conveyance of shares individually entered into by and between the five (05) members of the Board of Directors was on the Table, ceding, each one of them, to SADIA S. A., a share of Granja Rezende S. A. capital stock they owned, thus the Merging Company becoming holder of the totality of shares of the Merged Company capital stock, thereby complying with the provision necessary for the contemplated cancellation to be carried out. Following this, and on closing the meeting, the Chairman requested the Secretary that the final statements on the merger were provided, what was made as follows: FINAL MERGER PROVISIONS: I - GRANJA REZENDE S. A. was merged for the amount of R$ 408,277,427.82 (four hundred and eight million, two hundred seventy-seven thousand, four hundred twenty-seven Reais and eighty-two cents), corresponding to its net worth value, according to the appraisal report approved by the shareholders at the present Meeting; II - As provided for by the Protocol, the MERGING COMPANY, upon the merger, became the holder of the totality of shares of the MERGED COMPANY capital stock. This being so, all shares owned were canceled, and the merger realized by way of the incorporation of the MERGED COMPANY equity into that of the MERGING COMPANY, consequently without Capital increase on the part of the latter. Under these conditions, the appraisal of share replacement list is, therefore, dispensed with, since no replacement of shares in the MERGED COMPANY equity for shares of the MERGING COMPANY equity will occur; III - As the merger implies in the succession of the MERGED COMPANY by the MERGING COMPANY on a universal basis, assumption by the latter of the asset and liability, rights and obligations of the former, including equity variance following the date this appraisal refers to (July 31, 2002), as provided by the Protocol; IV -- All property and rights comprising the wealth of the MERGED COMPANY are legally conveyed to the MERGING COMPANY, as ownership. As provided for under the provisions of Article 234, of Law No. 6,404/76, the certificate of these minutes, duly registered with the Board of Trade, constitutes itself in a legal and sufficient document to proceed with the transference of title of property and rights. The transmission of real estate shall not depend on a Deed, according to the provisions under paragraph 2 of
Article 8, under Article 89 and under paragraph 2 of Article 98 of Law No. 6,404/76, as it was duly complied with, the conveyance of real estate and rights being exempt from "inter vivos" transmission tax, in accordance with Article 36, subparagraph II, of the National Tax Code; V - It shall remain at the discretion of the Board of the MERGING COMPANY, as per the Bylaws, the use, along with its branches, of the head offices and other premises of the MERGED COMPANY. VI - In accordance with the provisions under paragraph 2 of Article 227 of Law No. 6,404/67, it will fall to the Executive Board of the MERGING COMPANY to take the necessary steps to bring the merger into effect. This is what there was to be declared. On resuming speaking, the Chairman informed that no changes in the Company's executive board should occur on account of the merger, since all members of the Board and Management members of Granja Rezende have analogous capacities at Sadia. Accordingly, the annual and overall allocation for remuneration of said managers is kept unchanged, as approved by the Company's Ordinary Shareholders' General Meeting held on March 27, 2002.

6- CLOSING, MINUTES DRAWN-UP AND SIGNATURES: As there was nothing further to discuss, the Meeting was closed, with the ordinary formalities being observed. Concordia-SC, August 30, 2002. Signed) Luiz Fernando Furlan - Chairman; Romano Ancelmo Fontana Filho - Secretary, other shareholders present: by the Shareholders' Agreement -


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Romano Ancelmo Fontana Filho, by/ Luiz Gotardo Furlan - Luiz Fernando Furlan,
Jose Fernando Monteiro Alves, Dario Fontana, Octaviano Zandonai and Albino Zanatta.

I CERTIFY THAT THIS IS A TRUE COPY OF THE MINUTES DRAWN UP IN THE COMPANY'S GENERAL MEETINGS BOOK N.(DEGREE)01.

                          ROMANO ANCELMO FONTANA FILHO
                                    SECRETARY

Abstract of the minutes filed with the Board of Trade of the State of Santa Catarina under No. 20021786577, on September 10, 2002.



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